Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES DISCOVERY OF NEW HIGH
GRADE SILVER ZONE AT ITS MOROCOCHA MINE

Vancouver, B.C. – October 15, 2008 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today announced high grade drill results from the newly discovered Morro Solar vein at its Morococha mine in Peru.

The Morro Solar vein is located in the Codiciada mining zone, approximately 1.7 km north west of the Central shaft.   Access to the uppermost part of the vein is from a small surface ramp, but the main part of the vein will be accessed by the new Sierra Nevada ramp which will be only 100 meters away and is being driven down from the surface to the 1,700 level.  The close proximity of the NE-SW striking Morro Solar vein to the Sierra Nevada ramp will allow exploration and mining access over a vertical extension of more than 500 meters and will expedite its inclusion in Morococha’s proven and probable reserves and near term mining plan.

To date, exploration activities at Morro Solar consist of 26 surface and 4 underground diamond drill holes.  Selected results include:

•	Drill Hole MOR-07-19, which intersected 5.10 meters of 949 grams per tonne of silver, with 0.32% copper, 1.19% lead and 9.77% zinc

•	Drill Hole MOR-08-28, which intersected 1.37 meters of 800 grams per tonne of silver, with 0.24% copper, 1.26% lead and 3.08% zinc.

•	Drill Hole MOR-07-18, which intersected 0.85 meters of 1,094 grams per tonne of silver, with 0.92% copper, 0.92% lead and 5.35% zinc

The Morro Solar vein was identified during surface exploration and has been mapped over a continuous distance of more than 2.5 km along strike.  To date, the exploration drill program has covered only 800 meters along strike and 150 meters down dip of this major structure.  The vein shows the typical characteristics of the district with large high grade ore shoots separated by lower grade intervals.  In addition to Morro Solar, exploration drilling has identified at least 10 additional parallel veins in the area.

Commenting on the new discovery, Michael Steinmann, Executive V.P. Geology and Exploration said: “The discovery of the Morro Solar vein is another example of the outstanding exploration potential at Morococha, where we have continuously added reserves since we purchased the mine in 2004.  In fact, we have added 36.5 million ounces of silver to Morococha’s reserves over the past 4 years.  It will require substantial additional drilling to fully define this large high grade structure, but Morro Solar and the related parallel veins have the potential to be transformational for Morococha.”

1500 – 625 H OWE S TREET , V ANCOUVER , BC C ANADA V6C 2T6
T EL 604.684.1175 • F AX 604.684.0147
www.panamericansilver.com

Summary results of drilling at the Morro Solar area are as follows:

			Width	True
Drill hole	From	To			Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
			(m)	Width (m)
DDH-167-U-08	46.95	48.90	1.95	1.48	295	0.18	5.75	3.20
DDH-168-U-08	34.20	34.98	0.78	0.74	63	0.13	1.52	5.95
DDH-172-U-08	21.36	22.20	0.84	0.35	297	0.07	2.95	2.07
DDH-174-U-08	51.01	51.55	0.54	0.53	261	0.15	15.30	12.14
MOR-07-15	229.30	230.60	1.30	0.65	92	0.21	0.37	30.00
MOR-07-16	206.10	208.10	2.00	1.97	25	0.03	0.30	2.75
MOR-07-17	196.25	205.75	9.50	9.36	354	0.54	0.80	4.80
MOR-07-18	192.40	193.30	0.90	0.85	1,094	0.92	0.92	5.35
MOR-07-19	193.15	198.55	5.40	5.40	949	0.32	1.19	9.77
MOR-07-20	no significant intervals
MOR-07-21	185.20	188.90	3.70	3.70	217	0.51	0.83	2.93
MOR-08-22	no significant intervals
MOR-08-23	98.30	100.30	2.00	2.11	148	0.15	1.65	6.96
MOR-08-24	101.50	102.40	0.90	0.64	45	0.03	0.10	0.31
MOR-08-25	75.35	79.35	4.00	2.87	148	0.15	1.61	6.96
MOR-08-26	65.10	65.90	0.80	0.80	126	0.09	0.78	6.45
MOR-08-27	108.50	110.80	2.30	2.13	114	0.05	1.70	1.35
MOR-08-28	80.10	81.50	1.40	1.37	800	0.24	1.26	3.08
MOR-08-29	no significant intervals
MOR-08-30	no significant intervals
MOR-08-31	62.00	63.90	1.90	1.68	335	1.98	0.28	1.12
MOR-08-32	98.60	102.10	3.50	2.06	40	0.05	0.85	3.23
MOR-08-33	no significant intervals
MOR-08-34	149.65	151.25	1.60	1.01	301	2.47	5.91	10.10
MOR-08-34 Split	165.70	167.25	1.55	1.17	798	0.97	11.03	17.95
MOR-08-35	no significant intervals
MOR-08-36	157.85	162.30	4.45	3.69	71	0.01	2.91	0.53
MOR-08-36 Split	170.00	173.70	3.70	3.38	116	0.19	4.38	9.34
MOR-08-38	210.50	211.00	0.50	0.42	105	0.04	3.00	1.31
MOR-08-39	no significant intervals
MOR-08-40	230.85	233.70	2.85	2.49	263	0.26	1.77	5.97
MOR-08-45	236.95	239.30	2.35	2.31	50	0.04	0.47	2.29

Further information on the drill program in the Morro solar area, including drill hole locations, can be found in the Greenfields Exploration section of the Company’s website at www.panamericansilver.com

Technical information contained in this news release has been prepared or reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, who is the Company’s Qualified Person for the purposes of NI 43-101. All sample preparation and analyses are done on site, and the operation maintains chain of custody throughout the sampling, sample preparation, and analytical processes. All samples are analyzed for silver, lead, copper, and zinc using an atomic absorption (“AA”) unit. Samples with initial AA analyses for silver greater than 500 grams per tonne are re-run by fire assay. The mine laboratory conducts a routine internal QA/QC program that includes external check samples and the routine submission of standards. Additionally, there is a QA/QC program supervised by the geology department that includes the submission of certified standards and blank samples as well as third party laboratory check assays.

About Pan American Silver
Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in the fourth quarter of 2008.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, THE ADEQUACY OF CAPITAL OR THE REQUIREMENTS FOR ADDITIONAL CAPITAL, EXPECTATIONS REGARDING FUTURE SILVER PRICES, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

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